SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 24)

Nordson Corporation

(Name of issuer)

Common Shares, without par value

(Title of class of securities)

655663 10 2

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

CUSIP No. 655663 10 2		13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Evan W. Nord

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐
Not applicable

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER: 2,387,014

	6.	SHARED VOTING POWER: 2,637,676

	7.	SOLE DISPOSITIVE POWER: 1,387,014

	8.	SHARED DISPOSITIVE POWER: 2,637,676

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,024,690

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 14.9%

12.	TYPE OF REPORTING PERSON: IN

SCHEDULE 13G

Item 1 (a).	Name of Issuer:

Nordson Corporation

Item 1 (b).	Address of Issuer's Principal Executive Offices:

28601 Clemens Road Westlake, Ohio 44145

Item 2 (a).	Name of Person Filing:

Evan W. Nord

Item 2 (b).	Address of Principal Business Office:

c/o Bauknight, Pietras & Stormer P.O. Box 1330 Columbia, South Carolina 29202-1330

Item 2 (c).	Citizenship:

United States of America

Item 2 (d).	Title of Class of Securities:

Common Shares, without par value

Item 2 (e).	CUSIP Number:

655663 10 2

Item 3.	Rules 13d-1(b), or 13d-2(b) or (c):

Not Applicable

Item 4.	Ownership.

(a) Amount beneficially owned: 5,024,690 shares

(b) Percent of class: 14.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,387,014

(ii) Shared power to vote or to direct the vote: 2,637,676

(iii) Sole power to dispose or to direct the disposition of: 1,387,014

(iv) Shared power to dispose or to direct the disposition of: 2,637,676

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Evan W. Nord and his brother, Eric T. Nord, hold 2,005,560 of the Common Shares covered by this Schedule as testamentary trustees under the will of Walter G. Nord, the founder of Nordson Corporation. Evan W. Nord and Eric T. Nord are entitled for their lifetimes to receive the net income, and may receive discretionary distributions of principal, from 1,524,240 and 481,320 shares, respectively. Upon their deaths, each has a limited power of appointment over the trust property held for his benefit and, in default of appointment, the trust property would be apportioned among his lineal descendants and subsequently held in trust for their benefit. Evan W. Nord and Eric T. Nord may be deemed to have shared voting power and shared investment power with respect to all of these shares.

         Evan W. Nord holds 1,000,000 of the Common Shares covered by this Schedule as trust advisor of the Cynthia W. Nord Charitable Remainder Unitrust and has sole voting power with respect to all of these shares. Evan W. Nord holds 1,000,000 of the Common Shares covered by this Schedule as the sole trustee and trust advisor of the Evan W. Nord Charitable Remainder Unitrust and has sole voting and sole investment power with respect to all of these shares.

         Evan W. Nord Holds 632,116 of the Common Shares covered by this Schedule as one of the trustees of The Nord Family Foundation and may be deemed to have shared voting power and shared investment power with respect to all of these shares.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2003

/s/ Evan W. Nord
Evan W. Nord